Mail Stop 4561

September 25, 2006

VIA USMAIL and FAX (972) 868-0267

Mr. Kannan Ramasamy
President and Chief Executive Officer
Aegis Communications Group, Inc.
8001 Bent Branch Drive
Irving, Texas 75063

      Re: Aegis Communications Group, Inc.
              Form 10-K for the year ended 12/31/2005
              Filed on 3/31/2006
              File No. 000-14315

Dear Mr. Kannan Ramasamy:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 1A. Risk Factors

Results of Operations, page 9

1.   With respect to your disclosure of EBITDA on page 9 and 26, please explain to us how you considered the disclosure requirements in Item 10(e)(i)(C) and(D) of Regulation S-K. Also, refer to the additional disclosures discussed in Question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP measures issued by the Commission.

Financial Statements and Notes

Note 2. Summary Of Significant Accounting Policies

Accounts Receivable, pages F-10 – F-11

2.   We note that you entered into a credit financing arrangement with Rockland Credit Finance, LLC. in 2005 and The CIT Group in 2006. Please tell us how you considered paragraphs 9 – 12, 15 and 17 of SFAS 140 in determining the appropriate accounting and disclosures regarding these arrangements.

Note 17. Related Party Transactions, page F-31

3.   We note in the first paragraph on page F-32 that Essar personnel provides services for the Company and are paid by Essar. Please tell us the value of these services, whether it had an accounting consequence for the Company and why, and how you considered SAB Topic 5:T with respect to the provision of these services.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant